Mail Stop 3561

January 6, 2006

Michael Nguyen
Chief Executive Officer
Nettel Holdings, Inc.
610 SW Broadway Blvd., Suite 405
Portland, Oregon 97205

> **Re: Nettel Holdings, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 8, 2005**
> **File No. 333-130202**
>
> **Form 10-KSB for the year ended Dec. 31, 2004, filed April 18, 2005**
> **Form 10-QSB for the quarter ended Sept. 30, 2005, filed Nov. 21, 2005**
> **File No. 0-26307**

Dear Mr. Nguyen:

        We have limited our review of your filings to your financial statements and related matters and other issues we have addressed below and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        As we have conducted only a limited review of your registration statement, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004, filed April 18, 2005

Item 6. Management's Discussion and Analysis

1.   Refer to the discussion of General and administrative expense for 2004 compared to
        2003. Expand the discussion to explain the reasons for the increase in the provision for
        doubtful accounts of $1,075,000.

2.   Expand the last paragraph of the section to explain in greater detail your plan to generate
        cash from operations.

Financial Statements

Note 2 – Summary of Significant Accounting Policies & Realization of Assets

3.   We note that two of your international customers have historically been slow to pay
        balances due on accounts receivable and that your allowance for doubtful accounts has
        increased to $1,087,063 in 2004 from $155,000 in 2003. Also your accounts receivable,
        net balance has increased to $577,460 as of September 30, 2005. Please tell us how you
        determined that collectibility was reasonably assured pursuant to the guidance in SAB
        104 for the revenues with these two international customers. Please revise your revenue
        recognition policy and Note 11 accordingly.

Note 11 – Major Customers

4.   Please expand the disclosure to clarify whether accounts receivable and payable from the
        same customer/supplier is shown on a gross or net basis and describe any right of offset
        in your contractual arrangements with these customers/suppliers. Also, clarify in your
        revenue recognition accounting policy disclosure in Note 2 how you account for revenues
        and costs from the same entity and the basis for your accounting treatment.

Form 10-QSB for the quarter ended September 30, 2005, filed Nov. 21, 2005

Note 7 – Stockholders' Equity

5.   We note that you recorded the issuance of 1.4 million shares to a vendor in August 2005
        as a deposit on future purchases valued at $266,000 as a contra equity rather than as an
        asset. Please revise to disclose whether the arrangement is based vendor performance or
        market conditions and the date you used to measure the fair value of the stock issued. If
        there are any uncertainties regarding use of the prepaid expenses, such as contingencies
        or restrictions on the use of the prepaid telecommunications services, please disclose the
        terms of your agreement with the vendor and how these terms impacted your accounting

for the stock issuance pursuant to EITF 96-18. Disclose how you will record changes in the fair value of the stock issued prior to the use of the future purchases.

Form SB-2 filed December 8, 2005

General

6.   Please revise the Form SB-2 to comply with the above comments, as applicable.

7.   Please provide a consent from the office that issued the report of independent accountants (i.e. the Huntington Beach office) or revise the report accordingly.

Prospectus Summary, page 1

8.   Please expand the disclosure regarding your losses in the last paragraph of page 1 to explain that the financial statements do include non-cash expenses for certain consulting costs paid with the issuance of common stock. Also clarify whether officers and employees were issued stock or other consideration as compensation for their services and how you accounted for such transactions. Disclose the amount of compensation you would pay to officers and employees for each period presented if they were appropriately compensated.

*   *   *   *   *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367, or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief